Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2012	2011	2010	2009	2008
Earnings (loss) before income taxes	$1,025	$769	$608	$(1,581)	$(9,041)
Add (deduct):
Fixed charges from below	1,116	1,202	1,315	1,416	805
Capitalized interest	(21)	(9)	(6)	(12)	(23)
Earnings (loss) as adjusted	$2,120	$1,962	$1,917	$(177)	$(8,259)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$1,044	$1,122	$1,226	$1,290	$728
Portion of rental expense representative of the interest factor	72	80	89	126	77
Fixed charges	$1,116	$1,202	$1,315	$1,416	$805

Ratio of earnings to fixed charges(1)	1.90	1.63	1.46	(0.13)	(10.26)

(1)	For the years ended December 31, 2009 and 2008, earnings were not sufficient to cover fixed charges by $1.6 billion and $9.1 billion, respectively.

The following are included in the results above:

	Year Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Severance, impairment charges and other	$452	$242	$227	$132	$173
Merger-related items	—	—	233	275	978
Loss on extinguishment of debt	118	68	391	83	—
Impairment of goodwill and other intangible assets	—	—	—	—	7,296
MTM adjustments	(27)	26	—	—	91
Total	$543	$336	$851	$490	$8,538